Golenbock Eiseman Assor Bell & Peskoe LLP

711 Third Avenue – 17th Floor

New York, New York 10017

212-907-7300

Andrew D. Hudders

ahudders@golenbock.com

212-907-7349

July 26, 2021

U.S Securities and Exchange Commission

Division of C orporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	TC BioPharm (Holdings) Limited
Confidential Draft Registration Statement on Form F-1
CIK: 0001872812

Ladies and Gentlemen:

I am writing on behalf of our client, TC Biopharm (Holdings) Limited, a company formed under the laws of Scotland, United Kingdom (“TCB”). On behalf of the Company, I confirm to the Staff of the Securities and Exchange Commission (“SEC”) that in connection with the confidential review of the Form F-1 Registration Statement submitted as of July 26, 2021, with the SEC, it will publicly file its registration statement and non-public draft submissions at least 15 days prior to any roadshow or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

TCB also confirms to the Staff of the SEC that it will publicly file its registration statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

TCB plans on consummating the public offering of ordinary shares under the proposed registration statement, which is submitted to the SEC for review, through the underwriting services of EF Hutton, a division of Benchmark Investments LLC, with a listing on the Nasdaq Global Market. TCB is not intending now or in the future to list its shares on any other securities market. The currently calendared effective date for the offering is in the fourth quarter of calendar year 2021.

Explanation of Reorganization.

The operating company, formed in 2013, is known as TC Biopharm Limited, formed under Scottish law. By the corporate laws of the United Kingdom, a company formed as a limited liability company may not become a publicly traded limited liability company. It must change to a public limited company (“plc”). Additionally for United Kingdom tax law reasons, for TC Biopharm Limited to become a “plc”, it has to proceed through a two-step process to move, first to insert over the current TC Biopharm Limited operating company, a new holding company, formed also as a limited liability company, named TC BioPharm (Holdings) Limited, and then convert to a “plc” by a further corporate re-registration and change its name to TC BioPharm (Holdings) plc.

TC Biopharm Limited has taken the first step in the process and formed TC BioPharm (Holdings) Limited, which is the current filing entity of the F-1 Registration Statement. In due course, the current shareholders of TC Biopharm Limited will approve the insertion of a holding company and exchange their shares for those of TC BioPharm (Holdings) Limited. Then shortly before going effective, TC BioPharm (Holdings) Limited will re-register as TC BioPharm (Holdings) plc.

When the reorganization is finished, the public registered company, issuing the ordinary shares to be issued in the initial public offering will be those of TC BioPharm (Holdings) plc, a company that will have as its principal operating company, the TC Biopharm Limited company established in 2013, as its wholly owned subsidiary. It will have, additionally, two wholly owned subsidiaries, one in the United States and one in the Netherlands, which are owned directly by TC Biopharm Limited.

In the submitted F-1 Registration Statement as filed contemporaneously with this letter, the registrant is TC BioPharm (Holdings) Limited, but much of the discussion in terms of corporate structure, capitalization, officers, share description, and corporate governance are of the “plc” company into which TC BioPharm (Holdings) Limited will re-register. The financial statements that are currently in the submitted F-1 Registration Statement are those of TC Biopharm Limited, which will become those of TC BioPharm (Holdings) plc, on a consolidated basis, after re-registration. Because TC BioPharm Limited is the material operating company, the corporate reorganization is not expected to have any material impact on the balance sheet, income statement or statement of cash flows throughout the reorganization process.

Please call me if you need any further explanation of the re-organization or explanation of any other matter.

Sincerely,

/S/ Andrew D. Hudders
Andrew D. Hudders